Exhibit 99.2

Voting Agreement

This voting agreement is entered into as of June 3rd, 2023, by and between Timothy Fong and Gifford Fong.

Whereas:

Timothy Fong is the record and beneficial owner of 18758                shares of common stock, par value $.10 per share (the "PrimeEnergy shares") of PrimeEnergy Resources Corporation, a Delaware corporation ("PrimeEnergy); and

Timothy Fong wishes to give to Gifford Fong the exclusive voting rights with respect to the PrimeEnergy shares;

Now Therefore,

For and in consideration of the premises, and of the mutual rights and benefits between the parties, Timothy Fong hereby gives to Gifford Fong voting rights with respect to the PrimeEnergy Shares to which Timothy Fong is entitled. The voting rights hereby granted are exclusive and irrevocable. The voting rights are not assignable. Nothing herein shall restrict the sale by Timothy Fong of all or any number of the PrimeEnergy shares at any time by Timothy Fong, in which event, the voting rights with respect to the PrimeEnergy Shares sold shall terminate; provided that this Agreement shall remain in effect as to the remainder of such shares.

This Agreement and the voting rights hereby granted, shall remain in full force and effect until the death or permanent incapacity of either Timothy Fong or Gifford Fong, the termination by written agreement of both Timothy Fong and Gifford Fong, whichever shall first occur.

Timothy Fong and Gifford Fong understand and agree that PrimeEnergy may rely on this Agreement in connection with the preparation and filing of appropriate documents with the Securities and Exchange Commission regarding the voting rights hereby granted.

Signed and to be effective as of June 3rd, 2023.